UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                            Finlay Enterprises, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   317884 20 3
                                 (CUSIP Number)

                              Steven M. Peck, Esq.
     Hutchins, Wheeler & Dittmar, P.C., 101 Federal Street, Boston, MA 02110
                                 (617) 951-6600
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                         July 10, 2002 and July 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 317884 20 3

1.   NAME OF REPORTING PERSON - Thomas H. Lee Equity Partners, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ] (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

7.    SOLE VOTING POWER

NUMBER OF
SHARES                                          8.      SHARED VOTING POWER
BENEFICIALLY                                                 689,913
OWNED BY
EACH                                            9.      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH

10.    SHARED DISPOSITIVE POWER

        689,913

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        689,913

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.3%

14.  TYPE OF REPORTING PERSON

        PN

                                  SCHEDULE 13D

CUSIP No. 317884 20 3

1.   NAME OF REPORTING PERSON - THL Equity Advisors Limited Partnership

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ] (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E) [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

7.    SOLE VOTING POWER

NUMBER OF
SHARES                                         8.      SHARED VOTING POWER
BENEFICIALLY                                                689,913
OWNED BY
EACH                                           9.      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH

10.    SHARED DISPOSITIVE POWER

        689,913

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        689,913

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.3%

14.  TYPE OF REPORTING PERSON

        PN

                                  SCHEDULE 13D

CUSIP No. 317884 20 3

1.   NAME OF REPORTING PERSON - THL Equity Trust

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [   ] (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)   [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts

7.    SOLE VOTING POWER
                                        0
NUMBER OF
SHARES                                       8.      SHARED VOTING POWER
BENEFICIALLY                                               689,913
OWNED BY
EACH                                         9.      SOLE DISPOSITIVE POWER
REPORTING                                                    0
PERSON WITH

10.    SHARED DISPOSITIVE POWER

        689,913

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        689,913

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.3%

14.  TYPE OF REPORTING PERSON

        OO

                                  SCHEDULE 13D

CUSIP No. 317884 20 3

1.   NAME OF REPORTING PERSON - Thomas H. Lee

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ] (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)  [     ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts

7.    SOLE VOTING POWER
                                     77,479
NUMBER OF
SHARES                                          8.       SHARED VOTING POWER
BENEFICIALLY                                                 689,913
OWNED BY
EACH                                            9.       SOLE DISPOSITIVE POWER
REPORTING                                                     77,479
PERSON WITH

10.    SHARED DISPOSITIVE POWER
          689,913

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           767,392

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.1%

14.  TYPE OF REPORTING PERSON

        IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares") of Finlay Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 521 Fifth Avenue, New York, New York, 10175.

Item 2.  Identity and Background.

(a) - (c) and (f)

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Thomas H. Lee Equity Partners, L.P., a Delaware limited partnership ("Equity Partners"), (2) THL Equity Advisors Limited Partnership, a Massachusetts limited partnership ("Equity Advisors"), (3) THL Equity Trust, a Massachusetts business trust ("Equity Trust"), and (4) Thomas H. Lee ("Mr. Lee").

The address of each of Equity Partners, Equity Advisors and Equity Trust is c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, Massachusetts 02109. The address of Mr. Lee is c/o Thomas H. Lee Capital, L.L.C., 590 Madison Avenue, New York, New York 10022.

Equity Partners is principally engaged in the business of investment in securities. Equity Advisors is principally engaged in the business of serving as general partner of Equity Partners. Equity Trust is principally engaged in the business of serving as general partner of Equity Advisors. Mr. Lee's principal occupation is General Director of Thomas H. Lee Partners, L.P.

Due to an existing arrangement between Equity Partners, Equity Advisors and Equity Trust, each of Equity Partners, Equity Advisors and Equity Trust could be deemed to be the beneficial owner of all Shares beneficially owned by Equity Partners. Equity Advisors and Equity Trust each disclaim beneficial ownership of such Shares.

Mr. Lee could also be deemed to beneficially own all of the Shares beneficially owned by Equity Partners. Mr. Lee disclaims beneficial ownership of such Shares.

Attached as Schedule A to this Schedule 13D is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D.

(d) and (e)

None of the Reporting Persons or any of their officers or trustees has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

None of the Reporting Persons or any of their officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.  Purpose of Transactions.

On July 10, 2002 Equity Partners and the Nominee Trust sold 153,325 and 17,659 Shares, respectively as part of a block sale of an aggregate 186,000 Shares to Goldman, Sachs & Company, for consideration of $14.25/share. On July 12, 2002, the Issuer repurchased for consideration of $14.25/share 41,217 and 4,747 Shares, respectively, from Equity Partners and the Nominee Trust as part of a repurchase by the Issuer of an aggregate 50,000 Shares Subject to market conditions and other factors, Equity Partners and the Nominee Trust may acquire or dispose of shares of the Issuer from time to time in future open-market, privately negotiated or other transactions. Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

Equity Partners holds 689,913 Shares representing approximately 7.3% of the outstanding Shares. Equity Partners has shared voting power and shared dispositive power with respect to such Shares.

Each of Equity Advisors, Equity Trust and Mr. Lee could be deemed to share the power to vote or to direct the voting of, and may be deemed, pursuant to the attribution rules of Rule 13d-3 of the Exchange Act, to share the power to dispose or to direct the disposition of the Shares held by Equity Partners. Each of Equity Advisors, Equity Trust and Mr. Lee disclaim beneficial ownership of such Shares.

Mr. Lee holds 77,479 Shares pursuant to the Nominee Trust, representing approximately 0.82% of the outstanding Shares. Mr. Lee is general partner of the Thomas H. Lee 1989 Nominee Trust Limited Partnership, the beneficiary of the Nominee Trust. Mr. Lee has sole voting and dispositive power with respect to such Shares, and shared voting and dispositive power with respect to the Shares held by Equity Partners, as described above.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4, and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

           Exhibit 1:  Joint filing agreement among the Reporting Persons.

                                           Schedule A

Each of the following individuals is a United States citizen, and with the exception of John W. Childs, is employed by Thomas H. Lee Partners, L.P., 75 State Street, Boston, Massachusetts, 02109.

John W. Childs is employed by JW Childs Associates, One Federal Street, Boston, Massachusetts, 02110.


THL Equity Trust

Officers:

Chairman                         Thomas H. Lee
                                 322 East 57th Street, New York, NY 10022

Senior Vice President            David V. Harkins
                                 8 Corn Point Road, Marblehead, MA 01945

Vice Preseident                  C. Hunter Boll
                                 32 Everett Avenue, Winchester, MA 01890

                                 Scott A. Schoen
                                 191 Kings Grant Road, Weston, MA 02193

Treasurer                              Joseph Pesce
                                       c/o Thomas H. Lee Partners, L.P.
                                       75 State Street, Boston, MA  02109


Clerk                                  Joseph Pesce
                                       c/o Thomas H. Lee Partners, L.P.
                                       75 State Street, Boston, MA  02109


Assistant Clerks                       Charles W. Robins, Esq.
                                       50 Lehigh Road, Wellesley, MA  02181

                                       James Westra, Esq.
                                       5 Stage Hill Road, Wenham, MA  01984


Trustees:                              Thomas H. Lee
                                       322 East 57th Street, New York, NY  10022

                                       David V. Harkins
                                       8 Corn Point Road, Marblehead, MA  01945

                                       John W. Childs
                                       c/o JW Childs Associates, One Federal
                                       Street, Boston, MA 02110

                                   Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.



                    THOMAS H. LEE EQUITY PARTNERS, L.P.
                    By:  THL Equity Advisors Limited Partnership,
                         its General Partner
                    By:  THL Equity Trust, its General Partner

                    By:   /s/Thomas H. Lee
                    Name:  Thomas H. Lee
                    Title:  Managing Director

                    THOMAS H. LEE EQUITY ADVISORS
                    LIMITED PARTNERSHIP

                    By:  THL Equity Trust, its General Partner

                    By:   /s/Thomas H. Lee
                    Name: Thomas H. Lee
                    Title:  Managing Director

                    THL EQUITY TRUST

                    By:   /s/Thomas H. Lee
                    Name: Thomas H. Lee
                    Title:  Managing Director


                    By:   /s/Thomas H. Lee
                    Name: Thomas H. Lee

                    Exhibit 1 to Schedule 13D Amendment No. 3
                            Finlay Enterprises, Inc.

                                    AGREEMENT

Agreement made this 19th day of July, 2002, by and between each of the undersigned.

WHEREAS, each of the undersigned is required to file an amendment to a Schedule 13D with respect to ownership of securities in Finlay Enterprises, Inc.; and

WHEREAS, each of the undersigned is individually eligible to use this Amendment No. 3 to Schedule 13D;

NOW, THEREFORE, the undersigned agree to file only one Amendment No. 3 to
Schedule 13D reflecting their combined beneficial ownership of securities in Finlay Enterprises, Inc.

                      THOMAS H. LEE EQUITY PARTNERS, L.P.
                      By: THL Equity Advisors Limited Partnership, its General Partner
                      By:  THL Equity Trust, its General Partner

                      By:   /s/Thomas H. Lee
                      Name: Thomas H. Lee
                      Title:  Managing Director

                      THOMAS H. LEE EQUITY ADVISORS
                      LIMITED PARTNERSHIP

                      By:  THL Equity Trust, its General Partner

                      By:   /s/Thomas H. Lee
                      Name: Thomas H. Lee
                      Title:  Managing Director

                      THL EQUITY TRUST

                      By:  /s/Thomas H. Lee
                      Name: Thomas H. Lee
                      Title:  Managing Director


                      By:  /s/Thomas H. Lee
                      Name: Thomas H. Lee